FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 1920 – 1188 West Hastings Street
Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

February 3, 2011

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is February 3, 2011. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports final drill results from its 70,000 metre 2010 drill program at the Livengood Gold Project, Fairbanks, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports results from the final 27 holes drilled in its 70,000-metre 2010 drill program at the Livengood Gold Project, near Fairbanks, Alaska. Results were highlighted by hole MK- RC-0470 which intersected 13.7 metres of 5.45 g/t gold at a depth of 395 metres, providing further evidence of a new deeper zone of higher grade mineralization directly beneath the existing Money Knob deposit in the southwestern portion of the resource (see Figure 1). These final results will be incorporated into a resource update to be completed in the first quarter of 2011.

Higher Grade Zone at Depth

In addition to hole MK-RC-0470, other holes drilled beneath the current resource depth of 300 metres to intersect the higher grade zone of mineralization include hole MK-RC-0458 which intersected 112.8 metres at 2.6 g/t gold (previously reported on Nov. 29, 2010); hole MK-RC- 0452 which intersected 189.0 metres at 1.0 g/t gold; and hole MK-RC-366 which intersected 83.8 metres at 1.1 g/t gold. Many holes also bottom in greater than 1.0 g/t Au and the new zone displays a unique geochemical association with antimony, arsenic and gold which is different from that of the main deposit. Although widely spaced, the deeper intersections together suggest a significant zone of mineralization at grades well above the deposit average of 0.83 g/t Au (at 0.5 g/t cutoff).

The Issuer plans to carry out additional deeper in-fill and step-out core drilling to focus on testing the geometry, continuity and extent of this new deep zone of higher grade mineralization.  Drilling will commence in February as part of a 45,000-metre drilling program planned for 2011.

Higher Grades in Current Resource

Higher grade mineralization continues to be found within the existing Money Knob deposit that could form the basis of high-grade starter pits in a potential open-pit mining scenario. The latest result to demonstrate this is in-fill hole MK-RC-0467 which intersected 71.63 metres of 2.47 g/t gold, including 15.24 metres of 9.11 g/t gold (see Table 1 below).

District-wide Exploration Potential

The Issuer has also intersected 6.1 metres 0.6 g/t gold in a single wildcat hole (hole MK-10-73) drilled 4 kilometres northeast of the Money Knob Deposit. This intercept highlights the largely untested exploration potential that still remains on the Issuer’s 145-square-kilometre property package. As previously announced, the Issuer will carry out approximately 10,000 metres of district-wide exploration drilling in 2011 dedicated to evaluating new discovery targets.

Figure 1: Locations of new assay results, current cumulative grade thickness map, and the locations of deep drill holes with gold (+1g/t)-arsenic-antimony mineralization that remains open down hole (labelled in red text).
Grade thickness contours are plotted relative the collar locations shown.

Table 1: Significant New Livengood Intercepts*

*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste. Intercepts are interpreted to be approximate true thickness.

	From	To	Length
Hole ID	(m)	(m)	(m)	g/t	Area
MK-RC-0464	114.3	123.44	9.14	0.64	Olive Zone

MK-RC-0465	260.6	274.32	13.72	0.38	Sunshine, infill
	345.95	359.66	13.71	0.40

MK-RC-0467	132.59	204.22	71.63	2.47	Money Knob, infill
includes	132.59	147.83	15.24	9.11
	208.79	220.98	12.19	0.84
	225.55	254.51	28.96	1.07
	259.08	266.7	7.62	0.73

MK-RC-0467	300.23	318.52	18.29	0.64
	324.61	336.8	12.19	1.11
includes	332.23	335.28	3.05	3.28

MK-RC-0468	96.01	118.87	22.86	0.91	Core Zone, infill
	147.83	164.59	16.76	0.66
	188.98	213.36	24.38	0.78
	309.37	329.18	19.81	0.85
	335.28	345.95	10.67	0.56
	350.52	370.33	19.81	0.69
	374.9	429.77	54.87	0.55

MK-RC-0469	201.17	219.46	18.29	0.92	Money Knob, infill

MK-RC-0470	181.36	199.64	18.28	0.95	Core Zone, infill
	208.79	216.41	7.62	0.93
	391.67	405.38	13.71	5.45

MK-RC-0471	4.57	38.1	33.53	0.66	Sunshine, infill
	41.15	71.63	30.48	1.27
includes	50.29	57.91	7.62	2.96

MK-RC-0472	115.82	138.68	22.86	0.89	Core Zone, infill, lost
	214.88	225.55	10.67	1.57

MK-RC-0473	33.53	44.2	10.67	1.39	Core Zone, infill
	56.39	77.72	21.33	0.36

	From	To	Length
Hole ID	(m)	(m)	(m)	g/t	Area
	111.25	120.4	9.15	1.36
	214.88	230.12	15.24	0.50

MK-10-60	41.6	50.9	9.3	0.84	Core Zone, infill
	87.48	101.19	13.71	0.62
	124.05	144.5	20.45	0.83
	269.27	284.07	14.8	1.44

MK-10-65	49.78	61.72	11.94	0.42	Sunshine, infill
	113.39	147.83	34.44	0.53
	149.05	156.91	7.86	0.75
	160.8	174.19	13.39	0.78
	247.8	258.78	10.98	1.08

MK-10-65	263.5	272.19	8.69	1.00
	292.3	299.92	7.62	2.85
includes	293.22	297.75	4.53	4.64
	304.5	312.73	8.23	6.29
includes	309.08	312.73	3.65	13.36
	332.54	347.06	14.52	0.48

MK-10-67	15.94	22.86	6.92	0.73	Sunshine, infill
	131.2	137.31	6.11	1.19
	143.56	218.39	74.83	0.99
	222.81	235.5	12.69	0.44
	275.54	286.21	10.67	0.58

MK-10-71	No significant intercepts				Moose Gulch, wildcat

MK-10-72	407.06	415.37	8.31	2.08	Money Knob

MK-10-73/73A	72.87	78.94	6.07	0.67	Moose Gulch, wildcat

MK-10-74	74.83	86.26	11.43	0.56	Tower Zone, infill
	137.02	142.7	5.68	2.23
	154.38	162.74	8.36	0.61
	192.63	198.4	5.77	1.73
	203.3	226.31	23.01	0.82
	260.08	277.98	17.9	0.57
	299.78	333.3	33.52	0.60

	From	To	Length
Hole ID	(m)	(m)	(m)	g/t	Area
MK-10-75	No significant intercepts				condemnation/geotech

MK-10-76	No significant intercepts				condemnation/geotech

MK-10-77	99.67	116.65	16.98	0.42	Tower Zone
	137.7	145.39	7.69	1.32
	266.85	276.15	9.3	0.55
	281.97	296.27	14.3	1.00

MK-10-78	66.14	67.67	1.53	0.28	condemnation/geotech
	78.9	79.2	0.3	1.67
MK-10-79	no significant intercepts				condemnation/geotech

MK-10-80	no significant intercepts				District hydrologic test

MK-10-82	14.02	45.72	31.7	0.77	Sunshine, infill
	50.44	68.89	18.45	0.51
	88.39	99.82	11.43	1.02
	103.39	126.39	23	0.93
	184.75	195.3	10.55	0.53
	210.46	248.11	37.65	0.44
	252.07	302.66	50.59	0.63
	308.4	335.82	27.42	0.66
	370.94	380.09	9.15	0.58
	387.95	398.37	10.42	0.49

MK-10-84	no significant intercepts				District hydrologic test

MK-10-85	no significant intercepts				District hydrologic test

MK-10-88	61.11	81.25	20.14	0.75	Olive Zone

Livengood Project Summary

  ITH controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.

  The Livengood project has a favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska, along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor and the proposed Alaska natural gas pipeline route. The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.

  Drilling at the project continues to expand the deposit with the current estimated resource only representing a snapshot in time. The latest resource estimate (as at June 22, 2010) of 409 Mt at an average grade of 0.83 g/t gold (10.9 Moz Indicated) and 94 Mt at an average grade of 0.79 g/t gold (2.4 Moz Inferred), both at a 0.5 g/t gold cut-off grade, makes it one of the largest new gold discoveries in North America.

  The Core and Sunshine Zones together account for most of the higher grade mineralization (Indicated Resources of 202 Mt at an average grade of 1.07 g/t gold and Inferred Resources of 40 Mt at an average grade of 1.06 g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.

  No major permitting hurdles have been identified to date.

  A prefeasibility study is underway and processing alternative mining scenarios to identify those that have the potential to make a significant positive impact on project economics.

  Ongoing metallurgical studies are focussing on the potential use of milling, with a flotation- gravity circuit, which has returned initial recoveries to a concentrate of 89% offering a significant potential for operational and capital cost savings. Test data for conventional whole ore milling with a gravity-CIL system produced initial recoveries of 76% (See NR10- 19). Optimization work is ongoing for these processing alternatives, as they have potential to make significant positive impacts on project economics.

  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low-cost open-pit mining which could support a high production rate and economies of scale.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks. Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack. Primary ore controls are a combination of favourable lithologies and crosscutting structural zones. In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control.

Within the primary structural corridors, all lithologies can be pervasively altered and mineralized. Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit. Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries. The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date. Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein. Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

Exploration and development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744) who is a qualified person as defined by National Instrument 43-101. He is a member of AusIMM and SAIMM. Mr. Brechtel has supervised the preparation of the scientific and technical information in this material change report and has approved such disclosure herein. Mr. Brechtel is not independent of the Issuer, as he is the President and COO of the Issuer and holds incentive stock options.

The Livengood development work program is supervised by Karl Hanneman, Alaska General Manager and Livengood Project Manager, who is responsible for all aspects of the Livengood development work. Mr. Hanneman is not independent of the Issuer, as he is an employee of the Issuer and holds incentive stock options.

The Livengood exploration program is designed and supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Issuer, who is responsible for all aspects of the work, including the quality control/quality assurance program. Mr. Puchner is not independent of the Issuer as he is an employee of the Issuer and holds incentive stock options.

On-site personnel at Livengood photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska, for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential to convert the existing estimated resources at Livengood from the indicated and inferred categories to the measured and indicated categories; the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the potential for operational and capital cost savings through the potential use of milling, with a flotation-gravity circuit, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made regarding Livengood, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements.

Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the latest technical report filed with respect to the Livengood Property.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.

Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Carl Brechtel, Chief Operating Officer
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

February 16, 2011